Exhibit 99.1
Leslie Goodman
Chairman
I have pleasure in enclosing our financial statements for the year 2005. As with previous years, 2005 was a year of significant activity and development within the Company, with a number of promising signs for our long-term recovery, including a 47% growth in the Company’s year-on-year revenue1. We still face many challenges, but the fundamentals appear now to be in place.
Following, in particular, the decision to dispose of the Swiss ‘Cybernet’commercial operations, the focus in 2005 and into 2006 has primarily been the further development of the UK retail business and the maximisation of value from our network assets.
UK Retail business
Our core UK data and IP business has shown impressive growth, with a significant increase in revenue in 2005 by comparison to 2004. This growth has been driven by an effective sales and marketing effort and reflects, in particular, increasing sales of Broadband DSL (Digital Subscriber Line), IP VPN (Internet Protocol Virtual Private Networks) and VoIP (Voice over IP).
We have been particularly pleased with the development and initial sales of our VoIP product to UK businesses. As has been previously noted, we believe we have two significant advantages over our competitors in this ‘cutting edge’ market: (i) the quality and cost structure of our product, and (ii) the fact that, in contrast to other potential providers, we have no substantial revenue stream from legacy voice systems to protect.
In addition we have been very successful in the development of an indirect channel to market, and now sell though a number of channel partners, the most notable of these being Vodafone plc.
Finally, I am pleased to report that our focus on providing high quality service to our customers has resulted in customer churn levels that we believe to be below industry averages.
Network
In 2005 we continued our efforts to maximise value from the network. We held a sale process for the network assets during 2005 which led us into exclusive negotiations and ultimately the sale of certain of our network assets to the Global Voice group. This sale (completed in June 2006) generated immediate cash proceeds of (€18.5 million (approximately US$23.7 million) and a commitment from Global Voice to: (i) share in certain of the ongoing network costs; and (ii) transfer to us certain of their metropolitan network assets in 7 key European cities.
We are continuing our discussions with a number of entities who may also be interested in taking an interest in all or some of our remaining network assets/business. The network related wholesale market does however remain challenging. We are additionally still involved in legal proceedings with a number of public bodies in France regarding the level of rights of way fees associated with the operation of our network. Since 2005, we have, unfortunately, received adverse decisions in two of these cases and have been obliged to pay all outstanding fees related to these cases. We are nonetheless continuing with the litigation (as are other operators) in an effort to have the fees reduced to a level we believe to be reasonable and comparable to charges we pay in other countries. There is no significant impact on the 2005 financial statements as a result of the adverse decisions as we had accrued in full for the related rights of way fees.
Cybernet
I reported last year on the agreement to divest our Swiss subsidiary, Cybernet (Schweiz) AG, to Swisscom Fixnet AG. Having obtained clearance to the transaction from the Swiss Merger Control Authorities, the sale completed on March 14, 2006, generating immediate cash proceeds of US$8.8 million approximately, with a further US$2.6 million approximately being paid into an escrow account which will remain in place for one year from closing. During this year, deductions may be made from the escrow account by Swisscom to fund any successful breach of warranty claim.
This sale has confirmed the success of our acquisition of Cybernet in 2003, for which we only paid US$2.9 million. The proceeds of the sale have been crucial in helping to finance our UK retail growth.
1
It should be noted that the financial statements for the year ended December 31, 2004 included Cybernet revenues. As a result of Cybernet’s subsequent disposal, it has been treated as a discontinued operation in the financial statements for the year ended December 31, 2005 and accordingly no revenue is shown for Cybernet for either 2005 or 2004.

Financial position
In the year to 31st December 2005, our revenues grew to $20.6 million (2004 — $14.0 million) with an operating loss of $54.9 million (2004 — $44.7 million) and a net loss of $63.4 million (2004 — $47.2 million approximately). If, however, we were to exclude the gain recognized in 2004 from the settlement of our legal action against Easynet, the operating loss of $54.9m would in fact show a small improvement over a 2004 operating loss of $62.5m.
The above results reflect continued investment in the Company’s retail business, the development of new products in order to grow revenues, the loss of the Cybernet trading revenue, and the substantial continuing costs of maintaining the network.
For these reasons, in particular, the Company remains reliant upon the continued support of our principal investors to fund its operations to a cash positive position. Following our second round of debt financing in July 2005, these investors provided an additional US$8.8 million by way of debt financing in March 2006 through the purchase of further 12.5% Increasing Rate Senior Secured Promissory Notes due 2007.
On the basis of current cash flow expectations, we will require further financing in order to fund our future operations. We are presently in discussion with our investors for a refinancing of our existing debt facilities together with a further cash injection.
Board and Employees
The business of the Company is managed by its Board of Directors. The Board currently comprises the Chairman, the Chief Executive Officer and five non-executive Directors. Biographical details of the Directors are set out in Appendix A to this letter. At the forthcoming Annual General Meeting (“AGM”) the re-appointment of the current members of the Board will be considered, with the exception of Iain Burnett who was (and remains) appointed by the investors as an ‘Investor Designee Director’ under the terms of the Company’s Bye-Laws.
The only change to the Board during the past year was the resignation of Edward Greenberg in September 2006. We are grateful for the valuable contribution he has made.
Also, in September 2006 the Board welcomed a new Chief Financial Officer to the Company. Andrew Court joins us from previous roles with NextiraOne and Cable and Wireless plc.
The Directors would like to express their appreciation for the considerable efforts of all our staff, and for their contribution to the development of the group.
2005 Annual General Meeting
Enclosed with this letter is the Notice of the Company’s AGM which will be held at the offices of Appleby Hunter Bailhache, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda at 11.00am (Bermuda time) on Wednesday, 6 December 2006. Also accompanying this letter are the auditor’s report and financial statements for the year end 31 December 2005, which will be laid before the AGM. The enclosed auditor’s report and financial statements were completed earlier this year and were filed, as part of the Company’s reporting obligations, with the United States Securities and Exchange Commission under Form 20-F. The complete Form 20-F can be viewed on our website: www.viatel.com within the financial community pages.
The Board considers that all of the Specified Resolutions set out in the enclosed Notice are in the best interests of the Company and they recommend that shareholders vote FOR all the Specified Resolutions. Whether or not you are personally able to attend the AGM, please complete, sign, date and return the enclosed proxy form in the pre-addressed envelope as soon as possible. Signing and returning the proxy form will not prevent you from attending and voting in person at the AGM.
Leslie Goodman
Chairman
November 2, 2006

Appendix A
Chairman
Leslie D. Goodman
Mr Goodman has served as our non-executive Chairman since April 2003. Prior to assuming such position, Mr Goodman served as a Director of the Company since July 2002. Mr Goodman is a UK qualified non-practicing solicitor who has spent over 30 years in the investment banking and insurance industries. He has been a director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE Global Markets, the UK business of ACE Limited, the Bermuda based NYSE listed insurance group. He currently serves as a director of a number of other companies.
Chief Executive Officer
Lucy Woods
Mrs Woods has served as our Chief Executive Officer since May 2003. Mrs Woods has over 20 years of telecommunications experience in the UK and European markets. From 1999 to 2003, she was Senior Vice President for MCI Europe, Middle East and Africa. Prior to that, she was a senior executive at British Telecom, where she held the posts of CEO of British Telecom Northern Ireland and the Republic of Ireland. Mrs Woods was a member of the Patten Commission for Policing in Northern Ireland.
Non-Executive Directors
S. Dennis Belcher
Mr Belcher has served as a Director of the Company since August 2002. Mr Belcher has 44 years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at The Bank of Nova Scotia. Mr Belcher’s other directorships include Foamex International Inc., Rand McNally and Company and Stelco Inc., a publicly listed Canadian steel company. Mr Belcher is an Associate of the Institute of Bankers (UK), a graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.
Didier Delepine
Mr Delepine has served as a Director of the Company since December 2005. He has had a distinguished career in the telecommunications industry culminating in his role as President and Chief Executive Officer of Equant N.V., a leading provider of data, global networking and managed communications solutions for multinational organizations. Prior to Equant, Mr Delepine occupied several executive positions with SITA, the network and IT services provider to the airline industry. Mr Delepine served on the Board of the Eircom Group until recently. He is currently advising Cinven, a private equity firm and Ciena an optical equipment manufacturer. He is also a director of Mercator Partners, a Virginia based telecommunication venture.
Thomas Doster
Mr Doster has served as a Director of the company since August 2002. He is the Managing Director in the Principal Investment Group at Morgan Stanley & Co. and was the Chairman of the Viatel, Inc. creditors’ committee. Mr Doster has over 15 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley & Co. and Goldman, Sachs Co.
Kevin Power
Mr Power has served as a Director of the Company since October 2002. Since 2000 he has served as the Chairman of ECTA, the European Competitive Telecommunications Association and is also the Chairman of the Supervisory Board of OneAccess. Mr Power was previously a member of the Board of Universal Access, Inc. from 2000-2003. He has over 20 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.
Investor Designee Director
Iain Burnett
Mr Burnett has served as a Director of the Company since December 2005. He is a senior analyst at Morgan Stanley in London and has 19 years of experience in the European private equity, restructuring and distressed debt markets. Since 2003 Mr Burnett has worked for Morgan Stanley where he is Co-Head of European Credit Analysis.